Burns Philp

03 SEP 25 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
[redacted]

03032187

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**24 September 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**30 pages (including cover sheet)**

SUPPL

Goodman Finance Limited – Annual Report 2003

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Attach:

dlw 9/25

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

24 September 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited: Annual Report

I attach copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the Issuer of NZ$212,500,000 Capital Notes, which were issued in the period 5 May 2003 to 27June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +61 2 9259 1111
FAX: +61 2 9247 3272

24 September 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
Wellington
NEW ZEALAND

GOODMAN FINANCE LIMITED – ANNUAL REPORT 2003

In accordance with Listing Rule 10.5.1, I enclose for lodgement a copy of the Goodman Finance 2003 Annual Report (incorporating the financial statements of the Company and the auditors report thereon to the financial year ended 30 June 2003) and dated 24 September 2003.

The Annual Report is in final terms as prepared for printing. The Annual Report will be posted to holders of the Capital Notes on 30 September 2003.

Yours faithfully

HELEN GOLDING
Company Secretary
(Burns, Philp & Company Limited)

Goodman Finance Limited

2003 | Annual Report

Directory

DIRECTORS

Graeme R Hart (Chairman)
Thomas J Degnan
Allen P Hugli

AUDIT COMMITTEE

Graeme R Hart
Thomas J Degnan

REGISTERED OFFICE

54 Ponsonby Road
Auckland 1
New Zealand

Contact:
Company Secretary
Burns, Philp & Company Limited
GPO Box 543
Sydney NSW 2001
Australia

Telephone:	+61 2 9259 1111
Facsimile:	+61 2 9247 3272
Email:	shareholder.enquiries@burnsphilp.com
Website:	www.burnsphilp.com

AUDITORS

KPMG

CAPITAL NOTES REGISTRAR

Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92-119, Auckland)
New Zealand

Telephone:	+64 9 488 8777
Facsimile:	+64 9 488 8787
Email:	enquiry@computershare.co.nz
Website:	www.computershare.co.nz

Contents

Chairman's Report

The Directors of Goodman Finance Limited (Goodman Finance) present the annual report on the results of Goodman Finance for the period to 30 June 2003. Goodman Finance was incorporated on 9 December 2002. Therefore, the results cover a period of six months and 22 days.

Subsidiary of Burns, Philp & Company Limited

Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited (Burns Philp). It is a special purpose company, incorporated for the sole purpose of issuing Capital Notes. Goodman Finance does not conduct any trading activities, but is a conduit for receiving interest from Burns Philp and certain of its subsidiaries in order to fund Goodman Finance paying interest on the Capital Notes.

During the period to 30 June 2003 Goodman Finance made an issue of $212.5 million Capital Notes and incurred issue expenses in connection with that issue. The proceeds of issuing the Capital Notes were applied by the Burns Philp Group (being Burns, Philp & Company Limited and its subsidiaries) to replace part of the finance raised by the Burns Philp Group to complete the acquisition of Goodman Fielder Limited (Goodman Fielder). Goodman Finance has reported a loss of $1.515 million for the period. This is as a result of timing mismatches in the establishment phase between interest receipts on intercompany loans and interest expense accrued on the Capital Notes. As Goodman Finance was incorporated during the period, there are no comparative figures from a previous corresponding period.

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

Burns, Philp & Company Limited Full Year Results

Burns Philp is an Australian based food company involved in the production and distribution of food ingredients and consumer branded products. On 12 September 2003 Burns Philp released its Annual Report to the Australian Stock Exchange Limited (ASX) and the New Zealand Exchange Limited (NZX). A copy of the Annual Report is available on Burns Philp's website at www.burnsphilp.com and on the ASX website. A copy of the Annual Report has also been sent to holders of the Capital Notes.

The year ended 30 June 2003 saw Burns Philp complete a number of initiatives that led to a significant increase in the scale of the Burns Philp Group and the further enhancement of the Burns Philp Group's portfolio of food businesses.

In summary, these initiatives comprised:

- the completion of the acquisition from Kraft Foods and the integration of the Fleischmann yeast and bakery ingredients business in Latin America;
- the successful takeover of Goodman Fielder, an Australian listed consumer branded foods company; and
- the completion of the previously announced sale of the terminals and bulk storage businesses in Australia and New Zealand and the industrial vinegar business in North America.

Whilst these strategic initiatives were being implemented, the operations of the Burns Philp Group continued to perform satisfactorily during the period and the integration of both Fleischmann in Latin America and Goodman Fielder is largely complete.

Burns Philp Full Year Results – Financial Highlights

YEAR ENDED	June 30, 2003 A$ million	June 30, 2002 A$ million
Revenue from sale of goods and rendering of services	**1,887.2**	1,322.7
Adjusted EBITDA of continuing businesses at constant foreign currency exchange rates before individually significant items	**242.5**	235.1
Impact of changes in foreign currency exchange rates	-	30.4
Goodman Fielder	**84.0**	-
Terminals	**3.2**	14.1
Vinegar	**5.6**	14.9
Adjusted EBITDA (1)	**335.3**	294.5
Individually significant items		
Gain on sale of Terminals	**40.7**	-
Gain on sale of Vinegar	**10.9**	-
Gain on sale of South Yarra property	**6.6**	-
Unrealised foreign currency gain	**139.1**	-
Goodman Fielder restructuring costs	**(48.7)**	-
Fleischmann Latin America restructuring costs	**(3.3)**	-
Deferred borrowing costs expensed	**(32.6)**	-
Provision for amounts due from Kmart USA	-	(10.1)
Provision for Oakland closure costs	-	(25.1)
Add back amortisation of prepaid slotting	**23.4**	32.5
EBITDA (1)	**471.4**	291.8
Depreciation	**(73.2)**	(60.6)
Amortisation of intangibles	**(35.1)**	(11.9)
Amortisation of prepaid slotting	**(23.4)**	(32.5)
EBIT	**339.7**	186.8
Net Interest	**(156.8)**	(65.9)
Income Tax		
Before recognition of individually significant items	**(13.0)**	(19.3)
Individually significant income tax benefit	**4.4**	47.9
Total income tax (expense)/benefit	**(8.6)**	28.6
Outside Equity Interests	**(4.3)**	(3.3)
Net profit attributable to Burns, Philp & Company Limited shareholders	**170.0**	146.2

(1) EBITDA represents net profit attributable to Burns, Philp & Company Limited shareholders before related income tax, net interest expense, depreciation and amortisation and outside equity interests. Adjusted EBITDA is EBITDA adjusted for individually significant items and amortisation of prepaid slotting allowance.

Chairman's Report (continued)

The profitability of the Burns Philp Group's existing businesses for the period was marginally ahead of the previous year on a constant exchange rate basis. The Burns Philp Group's earnings include part year contributions for Fleischmann Latin America and Goodman Fielder from their date of acquisition and the discontinued vinegar and terminals businesses until their disposal.

The reported Australian dollar earnings of the Burns Philp Group can be significantly influenced by movements in foreign currency exchange rates. Due to the Burns Philp Group's off-shore operations, movements in foreign exchange rates can have a material impact on the reported profit. This, of course, is non cash and simply reflects the "translation" of the profits earned in a foreign subsidiary into Australian dollars for reporting purposes.

By way of example, at the end of the last financial year, 30 June 2002, the exchange rate between US$:A$ was 0.56. At the end of this financial year, 30 June 2003, it was at 0.667. Assuming steady earnings in the Burns Philp Group's US subsidiaries, US$1,000 of earnings for the year ended June 2002 would have translated to a reported profit of A$1,786. By contrast, that same US$1,000 worth of earnings for the year ended June 2003 would translate to a reported profit of A$1,500. No adverse change in the performance of the business, simply a relative strengthening in the Australian dollar resulting in a different translation rate.

The Burns Philp Group's balance sheet changed significantly during the period. Shareholders' funds increased from A$460 million to A$732 million. Factors contributing to this increase included the impact from foreign currency movements, retained earnings and additional equity of A$195.6 million received during the year from the exercise of options to subscribe for ordinary shares in Burns Philp. These were five year options issued in 1998 and 1999.

The Burns Philp Group's debt increased during the period. The existing senior indebtedness was repaid and new debt facilities were negotiated to provide long term debt capital for the acquisitions of Fleischmann and Goodman Fielder. During the year the Burns Philp Group also bought back all of the convertible debt bonds that were outstanding at 30 June 2002 and this totalled A$181.1 million.

During the period, the Burns Philp Group invested approximately A$80 million on capital expenditure, the majority of which was used to fund projects that will positively impact profit in future years.

The Burns Philp Group recognised a number of individually significant items during the period. These totalled A$112.7 million and included:

- A gain of A$40.7 million on the sale of the Australasian terminals business;
- A gain of A$10.9 million on the sale of the North American industrial vinegar business;
- A gain of A$6.6 million on the sale of property in South Yarra, Australia, the site of a yeast plant closed at the end of the previous financial year;
- An expense of A$14.4 million relating to the write off of capitalized borrowing costs incurred as part of refinancing of the Burns Philp Group's senior indebtedness in 2001. The facility was for a period of five years but renegotiated early resulting in the write-off;
- An expense of A$18.2 million relating to borrowing costs incurred with bridge financing of the Goodman Fielder acquisition. As the facility has been repaid, the related costs cannot be amortised over the life of the loan;
- An unrealised foreign currency exchange rate gain of A$139.1 million. As a portion of the Burns Philp Group's US dollar denominated borrowings are not effectively hedging our US dollar assets, foreign exchange gains and losses must be recorded in our statements of financial performance;
- Restructuring costs of A$48.7 million relating to the acquisition of Goodman Fielder; and
- Restructuring costs of A$3.3 million relating to the acquisition of Fleischmann Latin America.

Activities of Goodman Finance

Since its incorporation, the principal activities of Goodman Finance have been to issue the Capital Notes, to act as guarantor of the obligations of other companies in the Burns Philp Group under certain Senior Debt Agreements to which the Burns Philp Group is party, and to provide security for its obligations in respect of those Senior Debt Agreements. Details of the Senior Debt Agreements and the obligations of Goodman Finance in respect of those agreements are set out in Note 12 to the Financial Statements.

Capital Notes

During the financial period, Goodman Finance issued $212.5 million Capital Notes, comprising $173.684 million of Five Year Capital Notes and $38.816 million of Eight Year Capital Notes.

Capital Notes were allotted on a daily basis from the opening of the offer for the Capital Notes on 5 May 2003 until the close of that offer on 27 June 2003.

Quotation and trading of the Capital Notes on the NZX commenced on 1 July 2003.

Payment of Interest

Interest accrues on the Capital Notes on a daily basis from the date of allotment. The initial interest payments are payable on 15 December 2003 in respect of the Five Year Capital Notes and 15 November 2003 in respect of the Eight Year Capital Notes. Subsequent interest payments are payable quarterly in arrears in respect of each tranche of Capital Notes on the relevant Interest Dates:

- 15 March, 15 June, 15 September and 15 December in respect of Five Year Capital Notes; and
- 15 February, 15 May, 15 August and 15 November in respect of Eight Year Capital Notes.

Graeme Hart
Chairman

24 September 2003

Statutory Information

Goodman Finance is a wholly-owned subsidiary of Burns Philp. Goodman Finance's Capital Notes were listed on the NZX on 1 July 2003. Goodman Finance does not have, and did not have during the financial period to 30 June 2003, any subsidiaries.

Board of Directors

The Directors of Goodman Finance in office and each of their professional qualifications, experience and special responsibilities as at 30 June 2003 and the date of this report are:

Name and Qualifications	Age	Experience and Special Responsibilities
Graeme Hart MBA	48	Chairman. Appointed to the Board of Goodman Finance on 9 April 2003. Member of the Audit Committee. Mr. Hart was appointed Deputy Chairman of Burns Philp in September 1997. Previously Mr. Hart has been Chairman of Whitcoulls Group Limited, a New Zealand stationery supply and New Zealand and Australian stationery and book retail group. He is Chairman of Rank Group Limited, a private investment company, and a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. New Zealand Dairy Foods is a consumer foods group, which manufactures and markets a range of dairy products in New Zealand. Mr. Hart is also a director of a number of private investment companies.
Allen Hugli BCom	40	Director. Appointed to the Board of Goodman Finance on 9 December 2002. Mr. Hugli was appointed Chief Financial Officer of Burns Philp in November 1999. Prior to becoming Chief Financial Officer, he acted as Group Financial Controller. Prior to joining Burns Philp, Mr. Hugli held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr. Hugli was formerly employed by Mr. Hart's private investment company, Rank Group Limited.
Thomas Degnan BA	55	Director. Appointed to the Board of Goodman Finance on 9 December 2002. Member of the Audit Committee. Mr. Degnan was appointed Chief Executive Officer and Managing Director of Burns Philp in September 1997. Mr. Degnan was previously Group Vice President, Universal Foods Corporation, a North American based yeast and specialised food products manufacturer. Mr. Degnan is also a director of Jones Dairy Inc., a manufacturer and distributor of meat products.

Helen Golding was appointed to the Board of Goodman Finance on 9 December 2002 and subsequently resigned as a Director on 9 April 2003.

Directors' Capital Noteholdings

as at 13 August 2003

Five Year Capital Notes	Number
Allen Philip Hugli	20,000
	20,000

None of the Directors of Goodman Finance held any Eight Year Capital Notes as at 13 August 2003.

Distribution of Capital Noteholders and Capital Noteholdings

as at 13 August 2003 (minimum holding is 5,000 Capital Notes of a tranche)

Five Year Capital Notes

Size of holding	Number of noteholders		Number of notes	
5,000 - 9,999	1,929	27.40%	10,506,000	6.05%
10,000 - 49,999	4,381	62.24%	75,106,000	43.24%
50,000 - 99,999	497	7.06%	26,817,000	15.44%
100,000 - 499,999	209	2.97%	29,617,000	17.05%
500,000 - 999,999	10	0.14%	5,965,000	3.44%
>1,000,000	13	0.19%	25,673,000	14.78%
Total	7,039	100.00%	173,684,000	100.00%

Geographical distribution	Number of noteholders		Number of notes	
New Zealand	7,015	99.66%	173,153,000	99.69%
Rest of world	24	0.34%	531,000	0.31%
	7,039	100.00%	173,684,000	100.00%

Eight Year Capital Notes

Size of holding	Number of noteholders		Number of notes	
5,000 - 9,999	382	26.38%	2,063,000	5.31%
10,000 - 49,999	896	61.88%	15,665,000	40.36%
50,000 - 99,999	108	7.46%	5,824,000	15.00%
100,000 - 499,999	58	4.00%	8,264,000	21.29%
500,000 - 999,999	2	0.14%	1,000,000	2.58%
>1,000,000	2	0.14%	6,000,000	15.46%
Total	1,448	100.00%	38,816,000	100.00%

Geographical distribution	Number of noteholders		Number of notes	
New Zealand	1,440	99.45%	38,473,000	99.12%
Rest of world	8	0.55%	343,000	0.88%
Total	1,448	100.00%	38,816,000	100.00%

Statutory Information (continued)

20 Largest Registered Holders of Five Year Capital Notes
as at 13 August 2003

	Number	%
New Zealand Central Securities Depository Limited	4,445,000	2.55
Royal & Sun Alliance Life & Disability (NZ) Limited	3,500,000	2.01
Lane Capital Group Limited	3,000,000	1.72
First NZ Capital Custodians Limited	2,564,000	1.47
ASB Nominees Limited	2,302,000	1.32
Custodial Services Limited	1,786,000	1.02
Aorangi Laboratories Limited	1,500,000	0.86
First NZ Securities Limited	1,371,000	0.78
Stapway Nominees Limited	1,150,000	0.66
Graeme Laurence Beckett & Janine Dale Beckett & Alan Murray Paterson	1,055,000	0.60
Jarden Investments Limited	1,000,000	0.57
New Star One Limited	1,000,000	0.57
Annette Sylvia Presley & Malcolm Stuart Dick	1,000,000	0.57
Custodial Services Limited (A/c 2)	880,000	0.50
ASB Nominees Limited (A/c 127956)	700,000	0.40
ASB Nominees Limited (A/c 129351)	700,000	0.40
Manchester Unity Friendly Society	600,000	0.34
Custodial Services Limited (A/c 1)	585,000	0.33
Colman Securities Limited	500,000	0.28
John Stuart Ford	500,000	0.28
Total	30,138,000	17.23

20 Largest Registered Holders of Eight Year Capital Notes
as at 13 August 2003

	Number	%
South Canterbury Finance Limited	5,000,000	12.88
Rect Funds Management Limited	1,000,000	2.57
Astley Trading Limited	500,000	1.28
Woolf Fisher Trust	500,000	1.28
First NZ Capital Custodians Limited	419,000	1.07
James Dielschneider	340,000	0.87
Burgoyne Phillip Owen	300,000	0.77
Hamilton Holdings Limited	250,000	0.64
NZ Guardian Trust Company Limited	250,000	0.64
CRS Nominees Limited	200,000	0.51
Dunedin Diocesan Trust Board-Income Fund	200,000	0.51
Jack Philip Goldsmith & Mercia Leah Goldsmith	200,000	0.51
Mark Bradbury Horton & Gillian Horton	200,000	0.51
Gerard Kline	200,000	0.51
John Glanville Miller	200,000	0.51
Pharma Decisions Limited	200,000	0.51
David Anderson Smith & Kathryn May Smith & Graeme Albert Smaill	200,000	0.51
Helen Nancy Spratt	200,000	0.51
Taylors Farms Limited	200,000	0.51
Steven John Payne	160,000	0.41
Total	10,719,000	27.51

Statutory Information (continued)

Substantial Security Holders
as at 13 August 2003

According to notices received by Goodman Finance, there was one substantial security holder (as defined by the Securities Markets Act 1988) as at 13 August 2003 and it had the following number of voting securities shown against its name:

	Number of ordinary shares	%
Burns, Philp & Company Limited	100	100.00
	100	100.00

At 13 August 2003 the total number of issued voting securities of Goodman Finance was 100.

Interests Register

During the financial period details of Mr Hugli's relevant interest in the Capital Notes of Goodman Finance were entered in the interest register. Details of Mr Hugli's interest are set out on page 7 of this report. There have been no other entries made in the Company's interest register during the financial period.

Specific Disclosure of Interest in any Transaction

No notices have been received during the financial period.

NZX Waivers

The following waivers have been granted by the NZX and remained applicable as at 30 June 2003.

Minimum Holding

The NZX has granted Goodman Finance a waiver from Appendix 2 to allow the minimum holding of a tranche of Capital Notes to be Capital Notes with an aggregate principal amount of $5,000.

Transfer Restrictions

The NZX has granted Goodman Finance a waiver from Listing Rule 11.1.1 in relation to the provisions in the Capital Notes Trust Deed dated 30 April 2003 that require that Capital Notes be transferred in minimum principal amounts of $1,000 per Tranche (or any lesser amount approved by Goodman Finance).

Extension to Annual Report Issue Date

The NZX has granted Goodman Finance a waiver from Listing Rule 10.5.1 to the extent that it will allow Goodman Finance to issue its annual report within 17 weeks of the end of its financial year. This extended period matches the period applicable to Burns Philp under the ASX Listing Rules.

Directors' Remuneration

No Director or former Director was paid or is entitled to receive any remuneration or any other benefits from Goodman Finance for acting as a Director or in any other capacity with respect to the financial period to 30 June 2003.

Auditors' Remuneration

Goodman Finance has agreed to pay KPMG $15,000 in audit fees for the financial period to 30 June 2003. Those fees will be paid at the completion of the audit. KPMG has provided financial due diligence services to Goodman Finance during the financial period and accordingly fees of $104,289 have been paid to KPMG by Goodman Finance in respect of those services.

KPMG also provides audit and other services to the Burns Philp Group. Details of these services and payments for the year ended 30 June 2003 are set out in Note 3 to the Financial Statements of Burns Philp, set out in its Annual Report.

Employees' Remuneration

Goodman Finance does not have, and did not have, any employees during the financial period to 30 June 2003.

Donations

Goodman Finance has not made any donations during the financial period to 30 June 2003.

Credit Rating

Neither Goodman Finance nor the Capital Notes currently have a credit rating.

Enforcement Action by NZX

No enforcement action has been taken by the NZX during the financial period to 30 June 2003 under Listing Rule 5.4.2.

This annual report is dated 24 September 2003 and is signed on behalf of the Board of Goodman Finance Limited by:

Graeme Hart
Chairman

Thomas Degnan
Director

Corporate Governance Statement

Goodman Finance, as a wholly-owned subsidiary of Burns Philp, is subject to a number of corporate governance practices as set out in the Annual Report of Burns Philp.

Below are key corporate governance practices followed by the Board of Goodman Finance and in place since its incorporation and for the whole of the financial period, unless otherwise stated:

Board responsibilities

The Board is responsible for the overall corporate governance of Goodman Finance. Two of the Directors of Goodman Finance are also Directors of Burns Philp and in such capacity are in a position to monitor the performance of Burns Philp management and ensure internal controls and reporting procedures, as they impact on the activities of Goodman Finance, are adequate and effective.

Composition of the Board

The names of the Directors of Goodman Finance in office at the date of this statement are set out on page 6 of this report. Procedures for the operation of the Board, including the appointment and removal of directors, are governed by the Company's Constitution.

The Board is comprised of two executive Directors and one non-executive Director.

Independent professional advice

All of the Directors may, in the furtherance of their duties, obtain independent professional advice at Goodman Finance's expense.

Audit Committee

The Board's Audit Committee was constituted on 29 August 2003. The Audit Committee is comprised of one executive Director and one non-executive Director.

The primary function of the Audit Committee is to provide advice to the Board in respect of:

- the reliability and integrity of accounting policies and financial reporting and disclosure practices;
- the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and company policy; and
- internal control systems, management of business risks and the safeguard of assets.

These functions are carried out by:

- reviewing the appropriateness of the accounting principles adopted in the composition and presentation of financial reports; and
- overseeing the financial reports and the results of the external audits of these reports.

External Auditor

KPMG has been appointed external auditor of Goodman Finance, commencing with the period ended 30 June 2003.

The external auditor is responsible for planning and carrying out a proper audit of Goodman Finance's annual financial reports and reviewing Goodman Finance's semi annual financial reports and other procedures.

Internal control framework

The Burns Philp Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The following internal control framework is in place for its subsidiaries, including Goodman Finance:

Financial monitoring and reporting

Burns Philp has a comprehensive strategic planning and budgeting system, the results of which are presented to and approved by the Burns Philp Board. Management and the Burns Philp Board monitor performance against budget and key financial benchmarks through monthly reporting routines and detailed business reviews.

Risk management

Burns Philp has designed management functions, which include finance, legal, taxation, environmental and human resources that work closely with operational and executive management in identifying and managing business risk.

Burns Philp has implemented globalised insurance arrangements with major international insurers which evaluate the economic balance between self retention of risks and risk transfer; the establishing, upgrading and monitoring of compliance with Burns Philp's risk management standards; and the development of contingency plans to manage potential business interruptions.

Internal controls

Burns Philp management assumes the primary responsibility for internal controls, takes responsibility for their internal control environment and reports to the Board of Burns Philp on a regular basis. Burns Philp has implemented a policy whereby each regional president and financial controller reports, on a quarterly basis, to the Burns Philp Chief Financial Officer and the Burns Philp Audit Committee on the operation and effectiveness of key internal controls. Any known deficiencies in internal controls are followed up and actioned by regional management.

Ethical standards

All directors and employees of the Burns Philp Group are expected to act with the utmost integrity so as to enhance the reputation for fair and reasonable conduct of the Burns Philp Group. Burns Philp provides guidance to managers and employees through code of conduct policies.

Director dealings in company securities

The Burns Philp policy prohibits directors and senior management in Burns Philp and its subsidiaries from dealing in Burns Philp securities (which includes the Capital Notes):

- except during the one month period following the release of the Burns Philp quarterly, half yearly or final results; or
- while in the possession of price sensitive information.

Directors must obtain the approval of the Chairman of Burns Philp (or in the case of the Chairman, the Deputy Chairman) before they buy or sell securities of Burns Philp or Goodman Finance.

In accordance with the provisions of the Corporations Act 2001 of Australia and the Listing Rules of the ASX and the NZX, Directors of Burns Philp and Goodman Finance advise the ASX and the NZX of any transactions conducted by them in the securities of Burns Philp or Goodman Finance (as the case may be).

Equal access to material information

Burns Philp and Goodman Finance have a policy that all shareholders and investors have equal access to the companies' information and have procedures to ensure that all price sensitive information is disclosed to the ASX and the NZX in accordance with the continuous disclosure requirements of applicable legislation, and Listing Rules of the ASX and the NZX. All information provided to the ASX and NZX is immediately posted to the website of Burns Philp.

Statement of Financial Performance

FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

	Note	2003 $
Total operating revenue	1	255,252
Total operating expenses	2	(51,782)
Operating surplus before interest expense and income tax		**203,470**
Interest expense		(1,718,790)
Operating deficit before income tax		(1,515,320)
Income tax	3	-
Net deficit for the period		**(1,515,320)**

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

Statement of Movements in Equity

FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

	Note	2003 $
Total recognised revenues and expenses		
Net deficit for the period		(1,515,320)
Contributions from owners		
Shares issued	4	100
Movements in equity for the period		(1,515,220)
Equity at beginning of period		-
Equity at end of period	4	**(1,515,220)**

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

Statement of Financial Position

AS AT 30 JUNE 2003

	Note	2003 $
Current assets		
Cash balances	5	36,167,310
		36,167,310
Non-current assets		
Receivables	6	171,945,528
Deferred debt issue costs		9,154,675
		181,100,203
Total assets		217,267,513
Current liabilities		
Creditors and borrowings	7	(6,282,733)
		(6,282,733)
Non-current liabilities		
Creditors and borrowings	7	(212,500,000)
		(212,500,000)
Total liabilities		**(218,782,733)**
Net liabilities		**(1,515,220)**
Equity		
Attributable to shareholders of Goodman Finance	4	**(1,515,220)**
Total equity		**(1,515,220)**

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

Statement of Cash Flows

FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

	Note	2003 $
Net cash from operating activities		
Cash provided from:		
Interest income received		255,252
Cash applied to:		
Bank charges		(2,008)
Withholding tax		(49,774)
		(51,782)
	9	203,470
Net cash used in investing activities		
Cash applied to:		
Loans to related party		(171,945,528)
		(171,945,528)
Net cash from financing activities		
Cash provided from:		
Shares paid up		100
Proceeds from unsecured Capital Notes issued	8	212,500,000
		212,500,100
Cash applied to:		
Borrowing costs paid		(4.590,732)
		207,909,368
Net increase in cash balances		36,167,310
Effect of exchange rates on cash balances		-
Total movement in cash balances		36,167,310
Cash balances at beginning of period		
Bank		-
Cash on hand		-
		-
Cash balances at end of period		
Bank	5	36,167,210
Cash on hand	5	100
		36,167,310

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

Statement of Significant Accounting Policies

Basis of Preparation

The financial statements presented are those of Goodman Finance. Goodman Finance is a company domiciled in New Zealand and is registered under the Companies Act 1993. The reporting currency used in the preparation of these financial statements is New Zealand dollars.

The financial statements comprise statements of the following: directors' responsibility, significant accounting policies, financial performance, movements in equity, financial position and cash flows, as well as the notes to these financial statements.

Goodman Finance was incorporated on 9 December 2002. There are no comparative balances and no changes in accounting policies. Goodman Finance is a wholly owned subsidiary of Burns, Philp & Company Limited.

Goodman Finance was incorporated to participate in the funding of the acquisition of Goodman Fielder by Burns Philp through the issue of Capital Notes. The acquisition of Goodman Fielder is discussed in the Chairman's Report.

Goodman Finance has reported a loss of $1.515 million for the period. This is as a result of timing mismatches in the establishment phase between interest receipts on intercompany loans and interest expense accrued on the Capital Notes.

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

Accounting convention

The financial statements are based on the general principles of historical cost accounting. These financial statements have been prepared in accordance with generally accepted accounting practice (GAAP) in New Zealand. Where no financial reporting standard or statement of standard accounting practice exists in New Zealand in relation to a particular issue, the accounting policies adopted have been determined with regard to the group accounting policies of Burns Philp, which reports its financial information in accordance with Australian GAAP.

Estimates

The preparation of financial statements in conformity with GAAP requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interest revenue

Interest revenue is recognised in the statement of financial performance as it accrues on cash balances and other interest bearing receivables.

Deferred borrowing costs

Ancillary costs incurred in connection with the raising of the subordinated Capital Notes are capitalised and amortised over the life of the borrowings.

Cash and cash equivalents

For the purpose of the statement of cash flows, cash comprises cash balances.

Taxation

Income tax expense/benefit is recognised on the operating surplus/deficit before taxation adjusted for permanent differences between taxable and accounting income. Deferred tax is calculated using the comprehensive basis under the liability method. This method involves recognising the tax effect of all timing differences between accounting and taxable income as a deferred tax asset or liability in the statement of financial position. The future tax benefit or provision for deferred tax is stated at the income tax rates prevailing at balance date. Future tax benefits are not recognised unless realisation of the asset is virtually certain.

Unsecured Capital Notes

The unsecured subordinated Capital Notes are recognised in the statement of financial position at the issue price at the time they were issued, as a debt financial instrument. The interest expense is recognised in the statement of financial performance as it accrues.

Notes to the Financial Statements

	2003 $
NOTE 1. OPERATING REVENUE	
Operating revenue comprises:	
Interest income	255,252
NOTE 2. OPERATING EXPENSES	
Operating expenses include:	
Bank charges	2,008
Withholding tax paid	49,774
	51,782
NOTE 3. TAXATION	
Income Tax Expense	
Operating deficit before income tax	(1,515,320)
Permanent differences:	-
Tax losses not recognised	1,515,320
Taxable income	-
Tax expense @ 33%	-
Total income tax expense:	-
Current taxation	-
Deferred taxation	-
Tax losses	
Unrecognised tax losses available for set off against future assessable income:	
Tax losses	(1,515,320)
Tax saving thereon	500,055

The ability to utilise these tax losses depends on the generation of sufficient assessable income in the respective tax jurisdiction.

NOTE 4. EQUITY	
Paid in share capital	100
Deficit for the period	(1,515,320)
	(1,515,220)

During the period Goodman Finance issued 100 ordinary shares for a total consideration of $100 to its sole shareholder, Burns Philp. All shares carry equal rights in respect of voting, dividend payments and distribution upon winding up.

NOTE 5. CASH BALANCES	
Cash balances:	
Bank	36,167,210
Cash on hand	100
	36,167,310

	Note	2003 $
NOTE 6. RECEIVABLES		
Non-current receivables:		
Owing by wholly-owned subsidiary of the ultimate parent company	10	171,945,528
		171,945,528
NOTE 7. CREDITORS AND BORROWINGS		
Current:		
Interest payable		1,718,790
Other		4,563,943
		6,282,733
Non-current:		
Unsecured capital notes	8	212,500,000

NOTE 8. UNSECURED CAPITAL NOTES

Five year capital notes 9.75% p.a.	173,684,000
Eight year capital notes 9.95% p.a.	38,816,000
	212,500,000

Goodman Finance has issued $212.5 million subordinated Capital Notes. These instruments are guaranteed by Burns Philp and certain of its wholly-owned subsidiaries. The subordinated Capital Notes and the guarantees are subordinated obligations of Goodman Finance and the guarantors, ranking behind all their other secured and unsecured liabilities. The subordinated Capital Notes were issued in two series, one series which has an initial election date of 15 December 2008 and bears an interest rate of 9.75% per annum and the other series which has an election date of 15 November 2011 and bears an interest rate of 9.95% per annum.

Upon the maturity of the subordinated Capital Notes, the subordinated Capital Notes may continue upon new terms (if this is proposed by Goodman Finance and if the note holder accepts the new terms) or, at either the noteholder or Goodman Finance's discretion, may be redeemed in cash equal to the face value of the subordinated Capital Notes. Notwithstanding any election made by a noteholder, Goodman Finance may, in its sole discretion, elect to procure redemption of the Capital Notes by Burns Philp issuing ordinary shares in accordance with a formula based on the principal amount of, and accrued and unpaid interest on, the subordinated Capital Notes and the New Zealand dollar equivalent of the amount which is determined by Goodman Finance to be 95% of the weighted average sale prices of a Burns Philp share sold on the ASX during the period of 10 business days immediately prior to the election date (adjusted to eliminate the effect of any dividend entitlement or similar transaction reflected in the price, but to which a noteholder would not be entitled).

NOTE 9. RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES

The following is a reconciliation between the deficit after income tax shown in the statement of financial performance and the net cash flow from operating activities.

Deficit after income tax	(1,515,320)
Movements in working capital:	
Increase in interest payable	1,718,790
Net cash from operating activities	203,470

Notes to the Financial Statements (continued)

NOTE 10. RELATED PARTIES

(A) Parent Company

The ultimate parent company of Goodman Finance is Burns Philp which holds 100% of the ordinary shares on issue.

(B) Identity of Related Parties With Whom Material Transactions Have Occurred

Note 11 identifies all entities that are related parties of Goodman Finance with whom transactions have taken place. There are no additional related parties with whom material transactions have taken place.

(C) Types of Related Party Transactions

Goodman Finance has made a loan to a certain subsidiary of the ultimate parent company. Details are provided in note 11. Interest is charged on this loan at an annual interest rate varying from 0% to commercial rates, as agreed between the two parties to the loan. As at 30 June 2003, the agreed interest rate charged on the loan was 0%.

	2003 $
NOTE 11. AMOUNTS OWED FROM RELATED PARTIES	
BPC1 Pty Limited	171,945,528

Goodman Finance has on-lent the proceeds from the issue of the subordinated capital notes to BPC1 Pty Limited (a wholly owned subsidiary of Burns Philp) in relation to the refinancing of existing debt, on normal terms of business. Goodman Finance has undertaken to only seek repayment of these funds when BPC1 Pty Limited has funds available. Goodman Finance has entered into no other material related party transactions during the period.

NOTE 12. CONTINGENT LIABILITIES

Goodman Finance is a guarantor in respect of certain senior debt facilities of the Burns Philp Group. As at 30 June 2003, these facilities included the A$1.3 billion secured Senior Funding Facility, the US$270 million secured Senior Funding Facility, the US$400 million 9.75% unsecured Senior Subordinated Notes due 2012, the US$210 million 10.75% unsecured Senior Subordinated Notes due 2011 and the US$100 million 9.5% unsecured Senior Notes due 2010. On 13 March 2003, the Burns Philp Group repaid its outstanding debt under the Senior Funding Agreement dated 2 August 2001 with debt made available under new interim secured debt facilities.

On 2 April 2003, the Burns Philp Group drew down US$270 million under a secured senior funding facility (referred to as "Term Loan B"). On 3 April 2003, the Burns Philp Group drew down A$1.3 billion under a secured senior funding facility (referred to as "Term Loan A"). Part of the proceeds under Term Loan B and Term Loan A were used to fully repay the interim secured debt facilities. Goodman Finance is a guarantor in respect of these facilities.

Amounts owing under secured debt facilities of the Burns Philp Group are secured on a senior ranking basis, whereby major asset owning companies in the Burns Philp Group granted security over their assets in favour of a Security Trustee. The security comprises guarantees from Burns Philp and certain of its subsidiaries and security over most of the assets of the guarantor subsidiaries. At 30 June 2003, senior indebtedness of the Burns Philp Group consisted of A$1,726.1 million (equivalent) drawn under the secured senior credit facilities.

The Senior Subordinated Notes are fully and unconditionally guaranteed on an unsecured senior subordinated, joint and several basis by the Burns Philp Group, including Goodman Finance. The Senior Notes are fully and unconditionally guaranteed on an unsecured senior, joint and several basis by the Burns Philp Group, including Goodman Finance. At 30 June 2003, the Burns Philp Group had approximately A$599.8 million outstanding under the US$400 million 9.75% Senior Subordinated Notes due 2012, approximately A$314.9 million outstanding under the US$210 million 10.75% Senior Subordinated Notes due 2011 and approximately A$149.9 million outstanding under the US$100 million 9.5% Senior Notes due 2010.

The Subordinated Capital Notes are subordinated obligations of Goodman Finance, ranking behind all other secured and unsecured liabilities of Goodman Finance, including the contingent liabilities referred to above.

NOTE 13. FINANCIAL INSTRUMENTS

Exposures to various risks may arise in the normal course of Goodman Finance's business. Derivative financial instruments can be used as a means of reducing exposure to fluctuations in foreign exchange rates and interest rates. While these financial instruments are subject to the risk of market rates changing subsequent to acquisition, such changes would generally be offset by opposite effects of the items being hedged.

There were no derivative financial instruments outstanding as at balance sheet date.

Foreign Currency Risk

Foreign currency risk is the risk that the value of Goodman Finance's assets and liabilities will fluctuate due to changes in foreign exchange rates. At balance sheet date, Goodman Finance is not exposed to currency risk, as all assets and liabilities of Goodman Finance are held in its functional currency, being the New Zealand dollar.

Interest Rate Risk

Interest rate risk is the risk that Goodman Finance's assets and liabilities will fluctuate due to changes in market interest rates. At balance sheet date, Goodman Finance has certain interest bearing financial instruments. These are detailed below in the Repricing Analysis note.

Repricing Analysis

The following table identifies the effective interest rates of the financial assets and financial liabilities of Goodman Finance and its repricing or maturity periods, whichever is earlier.

	Effective interest rate p.a.	Total	<6 mths	6-12 mths	1-2 years	2-5 years	>5 years	Non-interest bearing
Financial assets								
Cash balances	5.00%	36,167,310	36,167,310	-	-	-	-	-
Deferred debt issue costs	-	9,154,675	-	-	-	-	-	9,154,675
Owing by subsidiary of ultimate parent company	-	171,945,528	-	-	-	-	-	171,945,528
Total financial assets		**217,267,513**	**36,167,310**	-	-	-	-	**181,100,203**
Financial liabilities								
Five year capital notes	9.75%	(173,684,000)	-	-	-	(173,684,000)	-	-
Eight year capital notes	9.95%	(38,816,000)	-	-	-	-	(38,816,000)	-
Creditors and borrowings	-	(6,282,733)	-	-	-	-	-	(6,282,733)
Total financial liabilities		**(218,782,733)**	-	-	-	**(173,684,000)**	**(38,816,000)**	**(6,282,733)**
Net financial position		**(1,515,220)**	36,167,310	-	-	**(173,684,000)**	**(38,816,000)**	**174,817,470**

Credit Risk

Credit risk is the risk that the counterparty to a transaction with Goodman Finance will fail to discharge its obligations, causing Goodman Finance to incur a financial loss. At balance sheet date, all receivables were due from related parties.

Notes to the Financial Statements (continued)

NOTE 13. FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity Risk

Liquidity risk is the risk that Goodman Finance will encounter difficulty in raising funds at short notice to meet its financial commitments as they fall due. Goodman Finance has internal limits in place in order to reduce the exposure to liquidity risk, as well as having access to internal lines of credit.

Burns Philp and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance under the Trust Deed dated 30 April 2003 (under which the Capital Notes were issued) on an unsecured and subordinated basis. Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed.

NOTE 14. SEGMENT REPORTING

Goodman Finance is a special purpose vehicle formed to provide funding to the Burns Philp Group. It does not operate in any specific industry or geographical segment.

Directors' Responsibility Statement

The Directors are responsible for preparing the financial statements and ensuring that they comply with New Zealand generally accepted accounting practice and give a true and fair view of the financial position of Goodman Finance as at 30 June 2003 and the results of its operations and cash flows for the period ended on that date.

The Directors consider that the financial statements of Goodman Finance have been prepared using appropriate accounting policies, which have been consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.

The Directors believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of Goodman Finance and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The Directors consider that they have taken adequate steps to safeguard the assets of Goodman Finance and to prevent and detect fraud and other irregularities. Internal control procedures are also considered to be sufficient to provide a reasonable assurance as to the integrity and reliability of the financial statements.

For and on behalf of the Board of Directors:

Thomas J. Degnan

Thomas Degnan
Director

Allen Hugli
Director

Report of the Auditors

To the shareholders of Goodman Finance Limited

We have audited the financial statements on pages 14 to 23. The financial statements provide information about the past financial performance and financial position of Goodman Finance as at 30 June 2003. This information is stated in accordance with the accounting policies set out on page 17.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of Goodman Finance as at 30 June 2003 and the results of its operations and cash flows for the financial period ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relating to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to Goodman Finance's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm carried out other assignments for Goodman Finance in the area of financial due diligence. The firm has no other interest in Goodman Finance.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by Goodman Finance as far as appears from our examination of those records;
- the financial statements on pages 14 to 23:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of Goodman Finance as at 30 June 2003 and the results of its operations and cash flows for the year ended on that date.

Our audit was completed on 24 September 2003 and our unqualified opinion is expressed as at that date.

Kpmg

KPMG
Auckland

Goodman Finance Limited

2003 | Annual Report